NO ACT

DC
PE
12-14-10

January 3, 2011




Received SEC
JAN 03 2011
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: National Consumer Cooperative Bank
Incoming letter dated December 14, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if NCB, in reliance on your opinion of counsel that the Class C stock is not a security under the 1933 Act or the 1934 Act, offers and sells the Class C stock without compliance with the registration requirements of the 1933 Act or the 1934 Act and stops filing periodic and current reports under the 1934 Act. In reaching this position, we note that:

- NCB is a Congressionally-chartered, member-owned cooperative with the stated purpose of providing financial and technical assistance to its cooperative members;
- NCB will issue the Class C stock only as part of its patronage refund, and for no other purpose;
- the Class C stock evidences membership in the cooperative and does not provide for ordinary dividend rights;
- the only holders of the Class C stock are and will be cooperative borrowers, organizations eligible to borrow, or organizations controlled by such borrowers;
- the Class C stock can be transferred only to another borrower, eligible borrower, or organization controlled by such borrower, and then only with the approval of NCB;
- the Class C stock can be transferred only for an amount equal to its par value, thereby precluding a profit on its sale;
- NCB is subject to an alternative regulatory scheme; and

- NCB provides information to its shareholders through means other than 1934 Act reporting and will continue to do so.

This position is based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the question presented.

Sincerely,



Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Mail Stop 4561

Christopher E. Palmer
Goodwin Procter LLP
Counselors at Law
901 New York Avenue NW
Washington, DC 20001

Re: National Consumer Cooperative Bank

Dear Mr. Palmer:

In regard to your letter of December 14, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

GOODWIN | PROCTER

Christopher E. Palmer
202.346.4253
cpalmer@
goodwinprocter.com

Goodwin Procter LLP
Counselors at Law
901 New York Avenue NW
Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

December 14, 2010

1933 Act: § 2(a)(1)
1934 Act: § 3(a)(10)

Thomas Kim
Chief Counsel and Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: National Consumer Cooperative Bank ("NCB")

Dear Mr. Kim:

On behalf of the National Consumer Cooperative Bank ("NCB"), we hereby request that the staff of the Securities and Exchange Commission (the "Staff") provide its assurance that it would not recommend enforcement action if it offers and sells its Class C stock as described in this letter without complying with the registration and reporting provisions of the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 (the "1934 Act") and therefore ceases reporting under Section 15(d) of the 1934 Act.

I. Background

A. Generally

NCB was chartered by Congress in 1978 under the National Consumer Cooperative Bank Act, 12 U.S.C. § 3001 et seq. (the "Bank Act"). As provided in the Bank Act, the stated purpose of NCB is to provide financial and technical assistance to cooperatives to increase their contribution to the nation's economy.[1] Congress initially contributed $184 million to NCB in the form of an equity investment, but under amendments to the Bank Act in 1981, that equity was converted to debt, and NCB was thereby privatized. Since that time, NCB has grown substantially, and on a consolidated basis has $1.77 billion in assets as of September 30, 2010. It serves its core constituency of cooperative enterprises and others with a wide variety of financial services and products.

[1] 12 U.S.C. § 3001.

In accordance with the requirements under the Bank Act, NCB's shareholders are all cooperative or similar organizations that either are borrowers or that are eligible to be borrowers (or entities controlled by such organizations) under the Bank Act. No other persons or entities are legally permitted to hold currently outstanding shares of NCB.[2] Consistent with its cooperative status, the Bank Act requires that NCB's net income (after certain specified expenses and allowances) be distributed to its shareholders as patronage refunds each year.[3] Under current policies, these patronage refunds may be distributed in cash and/or stock. Also consistent with cooperative principles, voting is not determined by the number of shares held; instead, voting is determined on the basis of the holder's status as either a borrower or non-borrower and the patronage of that shareholder, in both cases, irrespective of the number of shares owned.[4]

With respect to the regulatory oversight of NCB, in addition to the Commission, the Office of Thrift Supervision ("OTS") also regulates NCB as a result of NCB's 100% indirect ownership of a federal savings bank, NCB, FSB.[5] The OTS oversight related to NCB, FSB has become increasingly important as the size of NCB, FSB has grown. As of September 30, 2010, out of NCB's consolidated assets of $1.77 billion, $1.45 billion (82%) were held by NCB, FSB. Under the Bank Act, NCB is also subject to examination and audit by both the Farm Credit Administration ("FCA") and the Government Accountability Office ("GAO"),[6] and NCB's Board must also report to Congress on an annual basis.[7]

B. Capitalization

As noted above, NCB is organized as a cooperative and thus all of its stock is held by patronage-based borrowers or entities eligible to be such borrowers under the Bank Act (or entities themselves controlled by such eligible borrowers). Under the Bank Act, no other entity is permitted to hold NCB's outstanding stock.[8] Given this limited class of eligible holders of

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[2] 12 U.S.C. §§ 3014(b), (d) and (e).

[3] 12 U.S.C. § 3014(i). A patronage refund is a payment to a cooperative shareholder based on the patronage of the cooperative (*e.g.*, purchases of goods or services from the cooperative) not a traditional stock dividend based on the number of shares held.

[4] 12 U.S.C. §§ 3014(b) and (g).

[5] Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), we expect that NCB, FSB will be regulated by the Office of the Comptroller of the Currency and that NCB will be regulated by the Federal Reserve Bank as a result of its ownership of NCB, FSB.

[6] 12 U.S.C. § 3025.

[7] 12 U.S.C. § 3021.

[8] 12 U.S.C. § 3014.

voting stock, NCB has not generally relied on issuance of stock or other equity securities as a primary means of raising capital. Because of its government charter and unique history, however, the capital structure is complicated, and NCB has historically had three classes of stock, only two of which are currently outstanding. Each class is discussed in more detail below.

Class A Stock and Notes

When initially chartered by Congress, the United States Treasury Department held NCB's only outstanding stock, the Class A stock. The Class A stock was issued in exchange for a federal distribution of approximately $184 million to provide initial funding. Under 1981 amendments to the Bank Act, the Class A stock was converted to debt designated as the Class A notes. The Class A notes are held exclusively by the Treasury Department and are not required to be, and never have been, registered under the 1933 Act. The Bank Act and the agreement between NCB and the Treasury Department that governs the repayment of the Class A notes require that these notes be repaid in full no later than December 31, 2020, in accordance with a specified repayment schedule.[9]

Class B Stock

Class B stock is considered the base capital of NCB. Eligible borrowers that receive patronage-based loans from NCB (or NCB, FSB) are required to hold shares of Class B stock in an amount (based on a par value of $100 per share) equal to 1% of the initial balance of the applicable loan.[10] In accordance with a 1982 no-action letter issued by the Staff, the Class B shares have never been registered under the 1933 Act.[11] That no-action letter noted that (1) the only holders of Class B stock are patronage-based borrowers of NCB (or its affiliates) that are compelled to own such stock in connection with their loans made under Section 108 of the Bank Act, (2) the holders are not entitled to dividends on such stock, (3) the Class B stock is only transferrable with the approval of NCB and then only to another eligible borrower, and (4) the Class B stock is transferred only for an amount equal to or less than par value. Each of those characteristics remains applicable today.

Although Class B stock entitles the holders to vote, in accordance with cooperative principles and the Bank Act, the number of shares held does not determine the number of votes allocated to the holder; instead, the number of votes is determined principally by the patronage business undertaken by such holder. Specifically, Section 104(b) of the Bank Act provides:

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9 12 U.S.C. § 3014(c).

10 12 U.S.C. § 3014(d).

11 *See* National Consumer Cooperative Bank, 1982 SEC No-Act. Lexis 1969 (Mar. 1, 1982).

"No holder of voting stock of the bank shall be entitled to more than one vote regardless of the number of shares of stock of other classes held, except as provided in subsection (g) of this section."[12]

Subsection (g) goes on to provide:

"(g) Voting requirements of bylaws.
- (1) The bylaws of the Bank may provide for more than one vote on the basis of--
  - (A) the amount of class B stock, class C stock, or both classes held, with such limitations as will encourage investments in class C stock;
  - (B) the amount of patronage of the Bank; and
  - (C) number of members in the cooperative.
- (2) Such bylaws shall avoid--
  - (A) voting control of the Bank from becoming concentrated with the larger affluent or smaller less affluent organizations;
  - (B) a disproportionately larger vote in one or more of the groups of cooperatives referred to in section 103(d)(2)(A) of this Act [*12 USCS § 3013(d)(2)(A)*]; and
  - (C) the concentration of more than 5 per centum of the total voting control in any one class B or class C stockholder."[13]

NCB's bylaws include the following voting provision:

"Only stockholders holding shares of record with voting power will be entitled to vote. Regardless of the number of shares of stock of any class or series held by a stockholder, and as shall be further defined in election rules adopted pursuant to Section 3.3 of these Bylaws, each stockholder of record with one or more shares of voting stock shall be entitled to vote in the affairs of the Bank as hereinafter provided: (A) each borrower-stockholder of record shall be entitled to five (5) votes; (B) each non-borrower stockholder shall receive one vote; and (C) each stockholder of record shall be entitled to additional votes based upon factors as stated in the election rules, except that, notwithstanding the allocations of votes that would otherwise be made under this section, no voting stockholder shall be entitled to more than five percent (5%) of the total voting control held by all voting stockholders and no stockholder that is a developing

[12] 12 U.S.C. § 3014(b).

[13] 12 U.S.C. § 3014(g).

> cooperative (as that term is defined in election rules) shall receive more than five (5) votes."[14]

Under the current Board-approved election rules, each stockholder that is also a borrower is entitled to five votes plus additional votes (ranging from 5 to 120) which are allocated based on the proportion a particular borrower-stockholder's patronage bears to the patronage in that stockholder's portfolio category (*i.e.*, real estate or commercial). Each non-borrower stockholder is entitled to at least one vote, and the non-borrower stockholder voting class shall receive a minimum of 10% of the outstanding votes allocated. The vote allocations are also subject to the following limitations: no stockholder of record shall be entitled to more than 5% of the total votes allocated to all voting stockholders; no stockholder that is a developing cooperative shall receive more than five votes; and the total votes allocated to any one class of stockholders (*i.e.*, real estate or commercial) shall not exceed 45% of the total number of votes allocated.

Although the procedures are detailed, the key fact for purposes of this letter is that voting for holders of NCB stock is based primarily on the cooperative principle of current year patronage of the cooperative, not the number of shares held by the stockholder.

Voting is currently limited to the election of directors, as no other corporate power is vested in the shareholders under the Bank Act.

Class C Stock

NCB also has issued Class C stock as permitted by the Bank Act. NCB no longer sells Class C stock; instead, NCB currently issues Class C stock only as part of NCB's patronage refund to Class B stockholders.

Prior to 1986, the Class C stock was not registered. In 1982, the Staff issued a no-action letter following reasoning similar to the Class B no-action letter.[15] In particular, the Staff stated that it would not recommend enforcement action if NCB offers and sells Class C stock without registration under the 1933 Act. The Staff noted in particular that (1) the only holders of Class C stock shall be cooperative borrowers, organizations eligible to borrow, or organizations controlled by such borrowers, (2) Class C stockholders will not be entitled to receive dividends, (3) Class C stock can be transferred only to another borrower or eligible borrower or organization controlled by such borrower, and then only with the approval of NCB, and

[14] NCB Bylaws § 6.2(f)(i).

[15] *National Consumer Cooperative Bank*, 1982 SEC No-Act. Lexis 3042 (Nov. 22, 1982).

(4) Class C stock can be transferred only for an amount equal to its par value, thereby precluding a profit on its sale.

In 1986, NCB first filed a registration statement under the 1933 Act for Class C stock. In large part, the decision to register the Class C stock and thereby to subject NCB to 1934 Act reporting was driven by the perception at the time that being subject to SEC regulation would be favorably viewed by NCB's actual and potential sources of debt financing – specifically lenders. As noted, NCB has never been able to rely on raising funds through the issuance of stock, and therefore has relied heavily on private borrowings. Thus any measures that would increase its credit standing were pursued.

In 1994, NCB ceased registering Class C stock under the 1933 Act. Since that time, the primary use of Class C stock has been the issuance of that stock to NCB members as part of the annual patronage refund. Because such stock was issued as a part of a patronage refund, NCB did not register the stock.[16] Less than 200 current holders of Class C stock hold stock issued during the registration period of 1986 to 1994.

Class C stock is not available to the public. The Bank Act specifically provides that Class C stock shall be issued to and shall be held by borrowers, organizations eligible to borrow, or organizations controlled by borrowers or organizations eligible to borrow.[17] These restrictions in the Bank Act have not changed since its original enactment. All persons to whom Class C stock was issued met those requirements at the time the stock was issued. In fact, approximately 99.9% of the outstanding Class C stock is held by borrowers or former borrowers or their successors. The remaining shares are held by entities that have some business relationship with the Bank, such as being a lease customer, and each of those entities typically own only a few shares.[18]

The holders of Class C stock are entitled to vote, but the number of votes is principally determined based on the level of patronage, not the number of shares held.[19] The previous

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[16] *See, e.g., Associated Grocers Co-op Inc.*, 1984 SEC No-Act. Lexis 1476 (June 8, 1984) (security issued as part of patronage refund not registered). NCB has in limited circumstances issued Class C stock in private transactions since 1994. In the majority of these transactions, NCB issued one share (always at $100 par value) to an eligible entity in connection with a leasing or similar arrangement with NCB. The last such transaction occurred in 2005.

[17] 12 U.S.C. §§ 3014(b), 3014(e).

[18] Each of these stockholders was an eligible purchaser at the time of purchase because it either was (or was controlled by) an organization eligible to borrow from NCB.

[19] 12 U.S.C. §§ 3014(b) and (g).

section of this letter describes the voting provisions in detail, and those provisions apply to Class C stock as well as Class B stock.

There are currently approximately 498 holders of Class C stock and the number of Class C shares held by any particular holder varies greatly. The primary reason for the variation in amount of shares owned is due to the fact that there is a wide variety in the amount of patronage refunds received by members. As noted above, Class C stock currently is issued only in connection with patronage refunds. Under the current patronage refund policy, which may be amended at any time by the Board of Directors, the patronage refund consists of some combination of one or more of (i) cash, (ii) Class B stock, or (iii) Class C stock. Class C shares are issued in connection with a patronage refund to a particular NCB member if the member holds a minimum of 12.5% of the outstanding balance of its aggregate loan amount with NCB in Class B shares. After that point, Class C shares are issued in lieu of Class B shares. Thus, if a member has received sufficient patronage refunds in Class B shares, Class C shares will be issued in order to give that member a class of stock which may pay cash dividends. This current policy is designed to provide long-term customers who have had multiple loans with NCB (which is the typical way Class B holdings would exceed the 12.5% threshold) with the Class C stock which may be eligible for cash dividends.[20]

Although Class C stock is eligible for a dividend, that dividend is indirectly related to patronage. The dividend is based on the number of shares held, but the number of shares held in most cases is related to patronage. That is because 77% of all the current holders (385 of 498) received all of their Class C stock as part of a patronage refund, and less than 10% of the currently outstanding Class C stock was purchased (as opposed to issued as part of a dividend).

In addition, the dividend is subject to important limits. First, the dividend may not be greater than the interest rate on the Class A notes.[21] Second, the dividend is not required and is paid only upon declaration of the Board. NCB paid dividends on the Class C stock in the years 1996 through 2007 but did not pay a dividend in 2008 or 2009. NCB has no current plans to pay dividends on Class C stock for 2010 or the foreseeable future.[22]

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[20] Approximately 10% of Class C stockholders own less than one full share, and approximately 33% own less than 10 shares. The largest holder has 29,614 shares.

[21] 12 U.S.C. § 3014(b).

[22] From 1996 through 2007, NCB paid a dividend on Class C stock averaging $1.30 per share per year. The specific dividends per share for each year is as follows: 1996 ($0.83); 1997 ($1.02); 1998 ($1.13); 1999 ($1.13); 2000 ($1.31); 2001 ($0.66); 2002 ($1.13); 2003 ($1.56); 2004 ($1.08); 2005 ($1.97); 2006 ($2.19); and 2007 ($1.58).

Class C stock may be transferred only with the approval of NCB and then only to an eligible entity.[23] This procedure permits NCB to ensure that the transfer is appropriate. NCB is aware of only 12 transfers of Class C stock, and none of those transfers was made on the basis of any value other than the $100 per share par value. In most cases, there was either a transfer of the stock from one affiliate to another, or the transfer of the stock from the initial stockholder to a successor entity as a result of the liquidation of the initial stockholder. NCB is not aware of any situation where the Class C stock was sold for an amount other than par. NCB will amend its Bylaws to state specifically that Class C stock cannot be transferred for an amount other than par.

Other Sources of Financing

As noted above, given the constraints of the Bank Act, NCB's capital stock has not been a source of capital. In addition to the Class A notes held by the U.S. Treasury, NCB has successfully raised funds through several debt programs. These include privately placed debt, a revolving credit facility issued by a banking syndicate, the issuance of trust preferred securities, and issuance of medium term notes ("MTNs"). NCB has also raised capital through deposits at its wholly-owned federal savings bank subsidiary, NCB, FSB.

While the MTNs were registered under the 1933 Act, there is no outstanding debt under that program, as NCB redeemed the last $15 million of notes outstanding thereunder in May of 2008. Therefore, Section 15(d) does not require ongoing 1934 Act reporting with respect to the MTN program.

II. Analysis

A. Summary and Application of Section 15(d)

NCB's reporting obligation arises under Section 15(d) of the 1934 Act, which requires that an issuer that has registered securities under the 1933 Act file periodic reports with the Commission, including reports on Forms 10-K, 10-Q and 8-K. This reporting obligation is suspended if and when the issuer has fewer than 300 holders of record of each class of registered securities.[24]

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[23] 12 U.S.C. § 3014(b); NCB Bylaws § 6.2(h) ("Transfers of shares of any class or series of stock shall not be valid unless and until registered on the books of the Bank. No transfer shall be registered on the books of the Bank without the approval of the Bank.").

[24] *See* § 15(d) of the 1934 Act and Rule 12h-3 under the 1934 Act.

Currently, NCB has only one class of stock outstanding that was ever registered under the 1933 Act – the Class C stock that was registered from 1986 through 1994. Neither the Class A notes nor the Class B stock have ever been registered. Although NCB registered the MTNs, all of the MTNs have now been redeemed. Thus, the outstanding Class C stock is the only basis for NCB's continuing 1934 Act reporting obligation. Currently, there are approximately 498 holders of Class C stock. NCB is current in its reporting under Section 15(d).

B. Class C Stock is Not a "Security"

Section 2(a)(1) of the 1933 Act defines the term "security" to mean one of various types of instruments, including any "stock ..., investment contract ..., or, in general, any interest or instrument commonly known as a 'security' ...."[25] Section 3(a)(10) of the 1934 Act defines a security as, among other types of instruments, any "stock, ... investment contract ..., or in general, any instrument commonly known as a 'security' ...."[26] The Supreme Court has repeatedly ruled that the definitions of "security" in the 1933 Act and the 1934 Act are virtually identical and will be treated as such in discussions regarding the scope of the term.[27]

Although the 1933 Act and 1934 Act definitions of security include the term "stock," the Supreme Court has made clear that the mere fact that an instrument is labeled stock does not mean that it is a "security."[28] Instead, the Court has stressed the importance of looking at the specific characteristics and underlying economic substance of a particular instrument. In *Securities and Exchange Commission v. W.J. Howey Co.*, the Court adopted with approval the traditional approach of state courts prior to the enactment of the 1933 Act in which "[f]orm was disregarded for substance and emphasis was placed upon economic reality."[29] The *Howey* approach was affirmed in *United Housing Foundation, Inc. v. Forman*, in which the Supreme Court emphasized that "we again must examine the substance – the economic realities of the transaction – rather than the names that may have been employed by the parties."[30]

In *Forman*, the Court applied a two part test to analyze whether stock issued by a cooperative was a security. First, the Court explained that if an instrument is both called "stock"

[25] 15 U.S.C. § 77b(a)(1).

[26] 15 U.S.C. § 78c(a)(10).

[27] *See, e.g., Landreth Timber Co. v. Landreth*, 471 U.S. 681, 697 n. 1 (1985); *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 847 n. 12 (1975).

[28] *See, e.g., Forman*, 421 U.S. at 848.

[29] 328 U.S. 293, 298 (1946); *see also Tcherepnin v. Knight*, 389 U.S. 332, 335 (1967).

[30] 421 U.S. 837, 851-52 (1975).

and bears stock's usual characteristics, a purchaser may assume that the federal securities laws apply.[31] The Court identified five characteristics traditionally associated with stock: (1) the right to receive dividends contingent upon an apportionment of profits; (2) negotiability; (3) the ability to pledge or hypothecate the instrument; (4) the existence of voting rights in proportion to the number of securities owned; and (5) the ability of the purported "security" to appreciate in value.[32]

Second, the *Forman* court applied *Howey's* test for determining whether an instrument is an investment contract, which is "'whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.'"[33] The types of profits which may motivate an investor who purchases an investment contract include appreciation of capital and participation in the company's earnings.[34] The Court drew a distinction between an investor who is "'attracted solely by the prospects of a return' on his investment" and a purchaser who is "'motivated by a desire to use or consume the item purchased.'"[35]

As noted above, in 1982, the Staff issued a no-action letter stating that it would not recommend enforcement action if NCB offers and sells Class C stock without registration under the 1933 Act (the "1982 Letter").[36] The Staff relied on the opinion of NCB's counsel, which was based on its analysis of the Class C stock's features under the standards established in *Howey* and *Forman*, that the Class C stock is not a "security" under the 1933 Act. In the 1982 Letter, the Staff noted in particular the following four factors: (1) the only holders of Class C stock shall be cooperative borrowers, organizations eligible to borrow, or organizations controlled by such borrowers, (2) Class C stockholders will not be entitled to receive dividends, (3) Class C stock can be transferred only to another borrower or eligible borrower or organization controlled by such borrower, and then only with the approval of the bank, and (4) Class C stock can be transferred only for an amount equal to its par value, thereby precluding a profit on its sale.

Three of the four factors noted in the 1982 Letter remain in place today. The only holders of Class C stock today are those eligible under the statute – cooperative borrowers, organizations eligible to borrow, or organizations controlled by such borrowers (item 1 above).

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[31] *Forman,* 421 U.S. at 850-51.

[32] *Forman,* 421 U.S. at 851.

[33] *Forman,* 421 U.S. at 852 (quoting *Howey,* 328 U.S. at 301).

[34] *Forman,* 412 U.S. at 852.

[35] *Forman,* 412 U.S. at 852-53 (quoting *Howey,* 328 U.S. at 300).

[36] *National Consumer Cooperative Bank,* SEC No-Act Lexis 3042 (Nov. 22, 1982).

Class C stock can be transferred only to another borrower or eligible borrower or organization controlled by such borrower, and then only with the approval of the bank (item 3 above). NCB will amend its Bylaws to specifically state its current and historical practice that Class C stock cannot be transferred for an amount other than par (item 4 above).

Although Class C stock is now eligible for dividends, the dividends are closely tied to patronage refunds and cooperative principles. Any dividends paid to Class C stockholders are distinguishable from the dividends traditionally associated with stock, or, in the words of the *Forman* Court, "dividends contingent upon an apportionment of profits." As explained above, currently Class C shares are issued only as part of patronage refunds and then only to NCB members who hold a substantial amount of Class B stock as a percentage of their outstanding NCB loan balances. That practice means that Class C stock is currently issued only to NCB members that have had over time significant patronage refunds, and thus provides additional benefits to NCB's significant long term customers. Furthermore, 77% of all the current holders of Class C stock (385 of 498 holders) received all of their Class C stock as part of a patronage refund, and less than 10% of the currently outstanding Class C stock was purchased. The Staff has previously granted no-action requests to cooperatives which issued patronage refunds as dividends, including where part of the patronage has been provided in the form of stock.[37]

We believe that any dividend paid to Class C stockholders who received the stock as part of a patronage dividend is best characterized as a deferred patronage refund. The Staff has previously taken no-action positions with respect to deferred payments of patronage refunds by cooperatives to holders of patronage notes and similar instruments. For example, in *Affiliated of Florida,* the Staff provided a no-action letter to a cooperative which issued interest-bearing patronage dividend certificates based on the amount of business done by each member with the cooperative during the preceding fiscal year. The patronage dividend certificates had a five-year maturity and paid interest at a rate of 6.5% per annum, unless the Board of Directors, within forty-five days after the end of the fiscal year, approved payment of a higher rate of interest.[38] Like the payments on patronage dividend certificates and other deferred patronage instruments, the Class C stock dividend is a form of deferred patronage refund. If the Staff grants the

[37] *See, e.g., Associated Grocers Co-op Inc.*, SEC No-Act. Lexis 1476 (June 8, 1984) (security issued as part of patronage refund not registered); *see also B. Rosenberg and Sons, Inc. v. St. James Sugar Cooperative,* 447 F. Supp. 1, 6 (E.D. La. 1976) (stating that "[e]quity credits or patronage dividends are not profits similar to ordinary income from ordinary stock investments but are rebates or refunds based solely on patronage and not on the amount of money invested in the stock.")

[38] *Affiliated of Florida*, 1987 SEC No-Act. Lexis 2464 (Aug. 25, 1987); *see also NBF Acquisition, Inc.*, 1997 SEC No-Act. Lexis 493 (Apr. 1, 1987) ("patronage dividend notes" payable over a five year period not securities); *Peer Marketing Associates*, 1993 SEC No-Act. Lexis 146 (Feb. 3, 1993) ("patronage notes" with terms of up to 15 years not securities).

requested no-action position, NCB will not issue Class C stock for any purpose other than as part of its patronage refund as long as it relies on the no-action position and this letter.

We also note that there are other factors which distinguish any dividends on the Class C stock from dividends traditionally associated with stock. The vast majority of purchased Class C stock was purchased before the stock was eligible for dividends. More specifically, of the 113 current holders that purchased some or all of their Class C stock, only 27 have purchased Class C stock since it was registered in 1986, and those sales represent only 1.2% of the total Class C stock that has been purchased (and only 0.125% of all outstanding Class C stock). As noted in the 1982 Letter, a significant number of cooperatives purchased Class C stock to obtain voting privileges or otherwise associate with NCB, and since most acquired the stock before it was eligible for dividends of any kind, return on the economic investment was clearly not a motive with respect to those purchases.

Moreover, the vast majority of the 27 current holders that purchased Class C stock after the initial registration of the Class C stock did so in connection with acquiring a product or service from NCB, principally a leasing product. Specifically, NCB required leasing customers to acquire a single share of Class C stock in order to become members of the cooperative; those customers could not buy Class B stock since they were leasing customers and not "borrowers." There were a few such holders who acquired more than a single share, but these were typically larger cooperatives which purchased Class C stock to facilitate leasing or other programs on behalf of their members (who would then not be required to purchase the stock to conduct business with NCB). Finally, in a handful of cases since 1986, a cooperative might purchase Class C stock in order to become a member of NCB given its importance to the cooperative community and in order to have a vote. Thus, all of these Class C stockholders' primary motivations in purchasing Class C stock were factors other than the possibility of earning a share of NCB's profits through a dividend.

Finally, we note that the Class C stock dividends, unlike dividends associated with a traditional stock investment, are subject to important limits, including prohibition on payment of a dividend that exceeds the interest rate on the Class A notes.[39]

The Class C stock is also not an investment contract under the second test in *Forman*. As explained above, under *Forman*, the standard for distinguishing an investment contract from other transactions is "whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others.'"[40] This test draws a distinction

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[39] 12 U.S.C. § 3014(b).

[40] 421 U.S. at 852 (quoting *Howey*, 328 U.S. at 301).

between an investor who is "'attracted solely by the prospects of a return' on his investment" and a purchaser who is "motivated by a desire to use or consume the item purchased."[41] Class C stockholders have not invested in the stock to realize returns derived from the efforts of NCB's management. To the extent that Class C stockholders receive a portion of NCB's profits, those profits are in most cases indirectly derived from a Class C stockholder's patronage with NCB. Federal courts relying on *Forman* and *Howey* have declined to find investment contracts where any profit motive by the purchaser is "purely incidental" to other objectives for entering into a transaction.[42]

The Class C Stock is unlike the dividend-eligible cooperative stock for which the Staff has declined to grant no-action relief with respect to registration under the 1933 Act. For example, in *Garden State Cooperative Group, Inc.*, the Staff was unwilling to agree that the cooperative's stock was not a security based on two of the stock's features. First, stockholders received not only patronage refunds, but also a return on capital that was not in any way derived from patronage. In addition, the stock was freely transferable to the public at a profit if the cooperative declined to exercise its right of first refusal to purchase the shares at par or book value.[43] The Class C stock is different from the stock in *Garden State Cooperative Group, Inc.* in several key respects. First, for the reasons described above, any dividends paid to Class C Stockholders who received the stock as part of patronage refunds are indirectly derived from patronage. In addition, the Class C Stock may be transferred only to another borrower or eligible borrower or organization controlled by such borrower, and then only with the approval of NCB. NCB also will amend its Bylaws to state specifically its current and historical practice that Class C stock cannot be transferred for an amount other than par.

In light of the significant restrictions on issuance and transfer of a member's Class C stock, the indirect relationship of any dividend to NCB patronage, and the limitations of any dividend, in our opinion, Class C stock is not a "security" under the 1933 Act or the 1934 Act. The limited dividend eligibility does not tip the balance in favor of the finding that a security exists under the *Forman* analysis for stocks, especially where, as here, the stock is issued as part of a cooperative patronage refund. In addition, the stock is foremost a member's interest in a

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[41] 421 U.S. at 852-53 (quoting *Howey*, 328 U.S. at 300).

[42] *See, e.g., Grenader v. Spitz*, 537 F.2d 612, 618 (2d Cir. 1976), *cert. denied*, 429 U.S. 1009 (1976). Federal courts have also recognized that a cooperative's stock is not necessarily a security where there is a possibility of gains from appreciation in the value of a member's stock because the possibility of such gains may be incidental to the member's primary purpose of obtaining goods and services from the cooperative. *See, e.g., Hackford v. First Security Bank*, 1983 U.S. App. Lexis 30924 (10th Cir. 1983); *see also Associated Wholesalers, Inc.*, 1986 SEC No-Act. Lexis 2049 (Apr. 24, 1986).

[43] *Garden State Cooperative Group, Inc.*, 1983 SEC No-Act. Lexis 1636 (Jan. 17, 1983).

cooperative based indirectly on patronage, and thus is not an investment contract under the second test in *Forman.*

C. The Purpose of Section 15(d) is Not Furthered by Continued NCB Reporting

The purpose of the reporting obligation under Section 15(d) is to provide a sufficient stream of current information to investors and the general public with respect to companies issuing registered securities. The Commission has summarized the purpose of the reporting obligations as follows:

> "The purpose of Section 13 [which requires periodic reporting] is to provide investors and the public with current information concerning the business activities of issuers with securities registered under Section 12. Section 15(d) of the Exchange Act imposes a similar periodic reporting obligation on any issuer with respect to a class of securities registered under the Securities Act of 1933 (the "Securities Act"). The purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply."[44]

For the reasons set forth below, the purpose of Section 15(d) is not furthered by continued reporting by NCB.

First, there is no market in which the Class C stock is traded (and there has never been such a market). To the knowledge of NCB, there have been only 12 transfers of Class C stock among eligible borrowers, and the Class C stock has never been issued, sold or otherwise transferred on the basis of any value other than the par value of $100 per share. To confirm this historical practice, NCB will amend its bylaws to state specifically that Class C stock cannot be transferred for an amount other than par. Where there is no public market, there is no public purpose in continued reporting.

Second, NCB has not registered the Class C stock since 1994, and NCB has not sold any registered security since May of 2003 when it last sold its registered medium term notes. Thus, not only is there no public trading market for Class C stock, but six years have passed since NCB issued any registered security.

Third, NCB is subject to regulation and other oversight by the OTS, the FCA and the GAO, and must also report annually to Congress, which provides additional protection to holders

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[44] Rel. No. 34-20263 (Oct. 5, 1983) (proposing revisions to Rule 12h-3).

of NCB stock.[45] In determining whether entities should be subject to the federal securities laws, the Commission and the Staff have taken into account whether other regulation provides sufficient protections.[46]

Finally, NCB provides information to its shareholders and the public through means other than 1934 Act reporting. For example, the Bank Act requires NCB to hold an annual shareholders meeting which shall be open to the public: "At such meeting the Bank shall give a full report of its activities during the year and its financial condition and may present proposals for future action and other matters of general concern to borrowers and organizations eligible to borrow from the Bank."[47] Moreover, the Bank Act also requires that the meetings of the Bank's Board of Directors "be open to members or representatives of all eligible cooperatives and other eligible organizations."[48] NCB, FSB, which currently holds more than 80% of NCB's consolidated assets, files quarterly financial information in its Thrift Financial Reports, which are publicly available. In addition, NCB publishes and makes available on its website annual reports on NCB's operations and mission.[49] If the Staff grants the requested no-action position, NCB will make available on its website annual reports providing financial information, including a balance sheet and income statement, as long as NCB relies on the no-action position.

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45 *See* footnotes 5-7 above and accompanying text.

46 *See, e.g., DnB NOR ASA*, 2008 SEC No-Act. Lexis 96 (Jan. 9, 2008) (noting in particular the comparability of U.S. law and the relevant foreign laws that governed the entity requesting relief); *M.C. Harrison & Company*, 1990 SEC No-Act. Lexis 1204 (Sep. 6, 1990) (noting that the entities requesting relief, foreign banks, were members of foreign exchanges and "subject to the oversight of a foreign governmental or self-regulatory body, among other requirements"); *Council of Jewish Federations and Welfare Funds, Inc.*, 1974 SEC No-Act. Lexis 1030 (Dec. 14, 1974) (noting that the restrictions and regulations of the Internal Revenue Code and the Treasury Department that applied to the requesting entity, a tax-exempt pooled income fund, made "registration under the federal securities laws appear unnecessary").

47 12 U.S.C. § 3016.

48 12 U.S.C. § 3013(g).

49 *See* www.ncb.com.

III. Conclusion

For the reasons discussed above, we request that the Staff provide its assurance that it would not recommend enforcement action if NCB offers and sells its Class C stock as described in this letter without complying with the registration and reporting provisions of the 1933 Act or the 1934 Act and therefore ceases reporting under Section 15(d).

Respectfully submitted,



Christopher E. Palmer
Martin C. Glass
Andrew B. Kales